

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

E. Joseph Grady
Senior Vice President and Chief Financial Officer
Contango Oil & Gas Company
717 Texas Ave., Suite 2900
Houston, TX 77002

Re: Contango Oil & Gas Company
　　　Registration Statement on Form S-3
　　　Filed May 13, 2020
　　　File No. 333-238209

Dear Mr. Grady:

　　　We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed May 13, 2020

Exhibits

1.　　Please have your legal counsel revise the legality opinion filed as Exhibit 5.1 to opine on the legality of all the securities being registered. In this regard, the opinion does not appear to opine on the legality of common stock, preferred shares or depository shares.

General

2.　　Refer to note (8) to the Calculation of Registration Fee table:

- Please revise to clarify if you are including unsold securities on this registration statement in reliance on Rule 415(a)(6) from your earlier registration statement filed on January 27, 2017 (333-215784). In this regard, we note your reference to Rule

415(a)(6) and this registration statement does not appear filed within three years of your earlier registration statement which was declared effective on February 8, 2017. Please also confirm that no offers or sales of previously registered securities have been made since February 8, 2020, the expiration date of the prior registration statement.

- Alternatively, if you are only electing to use Rule 457(p) to utilize the fees relating to all or a portion of the unsold shares on the earlier registration statement as a fee offset (instead of including the unsold securities from your earlier registration statement), then please tell us how you meet the condition in Rule 457(p) that the subsequent registration statement(s) must be filed within five years of the initial filing date of the earlier registration statement. We note in this regard that you disclose that a portion of the fee offset was paid in connection with a registration statement filed on June 14, 2013 (333-189302).

For guidance, see Securities Act Rules Compliance and Disclosure Interpretations Question 212.26, available at sec.gov.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Dougherty, Staff Attorney, at (202) 551-3271, or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Hillary H. Holmes